[LETTERHEAD OF DRINKER BIDDLE & REATH LLP]
H. John Michel, Jr.
215-988-2515
john.michel@dbr.com
February 21, 2007
VIA EDGAR
Mr. William Choi
Branch Chief
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:	Cott Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005, filed March 31, 2006
Form 8-K filed July 27, 2006
Form 10-Q for the Quarterly Period Ended July 1, 2006, filed August 10, 2006
File No. 0-15898

Dear Mr. Choi:
     As a result of the recent phone call among representatives of Cott Corporation (the “Company”), the Company’s counsel and Ms. Yong Kim of the Staff of the Securities and Exchange Commission, the Company would like to revise its response filed on November 29, 2006 to Comment 1 raised in the Staff’s letter of November 14, 2006 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Company’s Current Report on Form 8-K dated July 27, 2006, and the Company’s Quarterly Report on Form 10-Q for the quarter ended July 1, 2006. The Company believes that the other comments raised in the Staff’s letter have been addressed by its prior responses filed on October 31, 2006 and November 29, 2006.
     For your convenience, we have summarized below in bold type the specific comment to which the Company is responding and have set forth the response of the Company immediately below the summary of such comment.
Form 10-K for the Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 29
1.	We have reviewed your response to comment 1 in our letter dated September 18, 2006. Please note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate items identified as

William Choi
Securities and Exchange Commission
February 21, 2007

non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Since you recorded restructuring charges during fiscal year 2006 and asset impairment charges in fiscal years 2006, 2004, and 2003, it appears presentation of these per share measures are not permitted by Regulation S-K. We believe the impact of these items on your results of operations can be adequately explained in detail within MD&A and the notes to your consolidated financial statements without presentation of non-GAAP per share measures.

As we discussed with Ms. Kim, the Company does not intend to include per share calculations of the impact of the costs and charges associated with management’s disclosed initiatives to realign its North American operations and reposition the Company as a low cost provider of a broad range of beverages in filings with the Commission on Form 10-K or Form 10-Q. Rather, as discussed with Ms. Kim, the Company expects to provide detailed narrative and tabular disclosure of such charges from period to period as part of its ongoing disclosure of the realignment and repositioning initiatives, if the Company determines that such disclosure would be material or otherwise of interest to investors. In connection with the presentation, the Company may include a statement as to the number of shares of the Company’s common stock outstanding so as to allow those investors who may wish to do so to calculate for themselves the per share impact of the charges. But, the Company does not intend to perform or illustrate that calculation.
The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

William Choi
Securities and Exchange Commission
February 21, 2007

     The Company believes that the response provided above fully addresses the matters contained in the Comment Letter. Please forward copies of any further comments that you may have to the undersigned at (215) 988-2757. If you have any questions, please do not hesitate to contact the undersigned at (215) 988-2515 or Kathryn Pytlewski at (215) 988-3326.

Sincerely,
/s/ H. John Michel, Jr.
H. John Michel, Jr.

cc:	Tina Dell’Aquila, Chief Financial Officer Mark Halperin, Chief Legal & Corporate Development Officer